As filed with the Securities and Exchange Commission on February 16, 1996
                                                 Registration Nos. 333-_______
                                                                   811-_______
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               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                            FORM N-4

    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

           Pre-Effective Amendment No. ____          [ ]

           Post-Effective Amendment No. __           [ ]
                             and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

           Amendment No.                             [ ]

                       Variable Account A
                       -------------------
                   (Exact name of Registrant)

                 Keyport Life Insurance Company
                 ------------------------------
                      (Name of Depositor)

          125 High Street, Boston Massachusetts 02110
          -------------------------------------------
 (Address of Depositor's Principal Executive Offices (Zip Code)

Depositor's Telephone Number, including Area Code:  617-526-1400

                  Bernard R. Beckerlegge, Esq.
                  ----------------------------
           Senior Vice President and General Counsel
           -----------------------------------------
                 Keyport Life Insurance Company
                  ------------------------------
          125 High Street, Boston, Massachusetts 02110
          --------------------------------------------
            (Name and Address of Agent for Service)
                            copy to:
                      Joan E. Boros, Esq.
                     Katten, Muchin & Zavis
               1025 Thomas Jefferson Street, N.W.
                      Washington, DC 20007

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on May 1, 1995 pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a) of Rule 485
( ) on [date] pursuant to paragraph (a) of Rule 485

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2 and the Rule 24f-2 Notice for Registrant's fiscal year 1996 will be filed on or about February 28, 1997.

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       Exhibit List on Page ___

              CONTENTS OF REGISTRATION STATEMENT



                        The Facing Sheet

                       The Contents Page

                     Cross-Reference Sheet


                             PART A

                           Prospectus


                             PART B

              Statement of Additional Information


                             PART C

                         Items 24 - 32

                         The Signatures

                            Exhibits

                       VARIABLE ACCOUNT A

                 KEYPORT LIFE INSURANCE COMPANY

               CROSS REFERENCE TO ITEMS REQUIRED
                          BY FORM N-4

N-4 ITEM                     CAPTION IN PROSPECTUS

 1. . . . . . . . . . .  Cover Page
 2. . . . . . . . . . .  Glossary of Special Terms
 3. . . . . . . . . . .  Summary of Expenses
 4. . . . . . . . . . .  Condensed Financial Information
 5. . . . . . . . . . .  Keyport and the Variable Account
                         Eligible Funds
 6. . . . . . . . . . .  Deductions
 7. . . . . . . . . . .  Allocations of Purchase Payments
                         Transfer of Variable Account Value
                         Substitution of Securities
                         Modification of the Contract
                         Death Provisions for Non-Qualified Contracts
                         Death Provisions for Qualified Contracts
                         Certificate Ownership
                         Assignment
                         Surrenders
                         Annuity Benefits
                         Suspension of Payments
                         Inquiries by Certificate Owners
 8. . . . . . . . . . .  Annuity Provisions
 9. . . . . . . . . . .  Death Provisions for Non-Qualified Contracts
                         Death Provisions for Qualified Contracts
                         Settlement Options
10. . . . . . . . . . .  Purchase Payments and Applications
                         Variable Account Value
                         Valuation Periods
                         Net Investment Factor
                         Distribution of the Certificates
11. . . . . . . . . . .  Surrenders
                         Option 1: Income For a Fixed Number of Years
                         Right to Revoke
12. . . . . . . . . . .  Tax Status
13. . . . . . . . . . .  Legal Proceedings
14. . . . . . . . . . .  Table of Contents - Statement of Additional Information

                         CAPTION IN STATEMENT OF ADDITIONAL INFORMATION

15. . . . . . . . . . .  Cover Page
16. . . . . . . . . . .  Table of Contents
17. . . . . . . . . . .  Keyport Life Insurance Company

18. . . . . . . . . . .  Experts
19. . . . . . . . . . .  Not applicable
20. . . . . . . . . . .  Principal Underwriter
21. . . . . . . . . . .  Investment Performance
22. . . . . . . . . . .  Variable Annuity Benefits
23. . . . . . . . . . .  Financial Statements

                                    PART A

                        GROUP FLEXIBLE PURCHASE PAYMENT
                      DEFERRED VARIABLE ANNUITY CONTRACT
                                   ISSUED BY
                              Variable Account A
                                      OF
                        KEYPORT LIFE INSURANCE COMPANY

This Prospectus offers Group Variable Annuity Contracts (the "Contracts") and the related Certificates (the "Certificates") that are designed to fund benefits under certain group arrangements including those that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"). As required by certain states, the Contracts may be offered as individual contracts. Unless otherwise noted or the context so requires all references to the Certificates include the Contracts and the individual Contracts. The Certificates are offered on a flexible payment basis.

The variable annuity contract (form number DVA(1)) and the Certificates described in this prospectus provide for accumulation of Certificate Values and payment of periodic annuity payments on a variable basis, and also on a fixed basis. The Certificates are designed for use by individuals for retirement planning purposes.

This prospectus generally describes only the variable features of the Certificate [(for a summary of the fixed features, see Appendix A on Page xx)]. If the Certificate Owner elects to have Certificate Values accumulated on a variable basis, purchase payments will be allocated to a segregated investment account of Keyport Life Insurance Company ("Keyport"), designated Variable Account A ("Variable Account").

The Variable Account invests in shares of the following Eligible Funds of The XXXXX Trust ("XXXXX Trust") at their net asset value: X-1, X-2 and X-3. The Variable Account also invests in shares of the following Eligible Funds of The YYYYY Fund ("YYYYY Fund") at their net asset value: Y-1, Y-2, Y-3.

The Variable Account may offer other forms of the Contracts and Certificates with features, and fees and charges which vary from the Certificates, and provide for investment in other Sub-accounts which may invest in different or additional mutual funds. Other Contracts and Certificates will be described in separate prospectuses and statements of additional information.

A Statement of Additional Information dated the same as this prospectus has been filed with the Securities and Exchange Commission and is herein incorporated by reference. It is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the Statement of Additional Information is on Page xx.

THE CONTRACT MAY BE SOLD BY OR THROUGH BANKS OR OTHER DEPOSITORY INSTITUTIONS. THE CONTRACT AND CERTIFICATES: ARE NOT INSURED BY THE FDIC; ARE NOT A DEPOSIT OR OTHER

OBLIGATION OF, OR GUARANTEED BY, THE DEPOSITORY INSTITUTION; AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH THE INFORMATION A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED BY KEYPORT TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

      The date of this prospectus is _______________,1996

                      TABLE OF CONTENTS
                                                            Page
Glossary of Special Terms
Summary of Expenses
Synopsis
Keyport and the Variable Account
Purchase Payments and Applications
Investments of the Variable Account
     Allocations of Purchase Payments
     Eligible Funds
             Transfer of Variable Account Value
     Substitution of Eligible Funds and
     Other Variable Account Changes
Deductions
     [Deductions for Contract Maintenance Charge]
     Deductions for Mortality and Expense Risk Charge
     [Deductions for Daily Distribution Charge]
     [Deductions for Contingent Deferred Distribution Charge]
     [Deductions for Transfers of Variable Account Value]
     Deductions for Premium Taxes
     Deductions for Income Taxes
     Total Variable Account Expenses
Other Services
The Certificates
     Variable Account Value
     Valuation Periods
     Net Investment Factor
     Modification of the Certificate
     Right to Revoke
Death Provisions for Non-Qualified Contracts
Death Provisions for Qualified Contracts
Ownership
Assignment
Surrenders
Annuity Provisions
     Annuity Benefits
     Income Date and Settlement Option
     Change in Income Date and Settlement Option
     Settlement Options
     Variable Annuity Payment Values
     Proof of Age, Sex, and Survival of Annuitant
Suspension of Payments
Tax Status
     Introduction

     Taxation of Annuities in General
     Qualified Plans
     Tax-Sheltered Annuities
     Corporate Pension and Profit-Sharing Plans
     Deferred Compensation Plans with Respect to
     Service for State and Local Governments
Variable Account Voting Privileges
Distribution of the Contract and Certificates
Legal Proceedings
Inquiries by Certificate Owners
Table of Contents--Statement of Additional Information
[Appendix A--The Fixed Account (also known as the
     Guaranteed Rate Account)]
Appendix B--Telephone Instructions
[Appendix C--Dollar Cost Averaging]

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT: An accounting unit of measure used to calculate Variable Account Value.

ANNUITANT: The Annuitant is the natural person to whom any annuity payments will be made starting on the Income Date. The Annuitant may not be over age [80] on the Issue Date (age [75] for Qualified Contracts).

CERTIFICATE ANNIVERSARY: The same month and day as the Issue Date in each subsequent year of the Certificate.

CERTIFICATE OWNER: The person (or persons in the case of joint ownership) who possesses all the ownership rights under the Certficate. The primary Certificate Owner may not be over age [80] on the Issue Date (age [75] for Qualified Contracts and age [85] for a joint Owner).

CERTIFICATE VALUE: The sum of the Variable Account Value and the Fixed Account Value.

CERTIFICATE WITHDRAWAL VALUE: The Certificate Value less any premium taxes [Certificate Maintenance Charge] and [applicable Contingent Deferred Distribution Charges].

CERTIFICATE YEAR: Any period of 12 months commencing with the Issue Date and each Certificate Anniversary thereafter shall be a Certificate Year.

DESIGNATED BENEFICIARY: The person who may be entitled to receive benefits following the death of the Annuitant, Certificate Owner, or joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: primary Certificate Owner; joint Certificate Owner; primary beneficiary; contingent beneficiary; and if no one is alive, the primary Certificate Owner's estate. If the primary Certificate Owner and joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

ELIGIBLE FUNDS: The mutual funds that are eligible investments for the Variable Account under the Certificates.

[FIXED ACCOUNT: Part of Keyport's general account to which purchase payments may be allocated.]

[FIXED ACCOUNT VALUE: The value of all Fixed Account amounts accumulated under the Certificate prior to the Income Date.]

IN FORCE: The status of the Certificate before the Income Date so long as it is not totally surrendered and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certfificate to end within at most five years of the date of death.

INCOME DATE: The date on which annuity payments are to begin.

ISSUE DATE: The effective date of the Certificate; it is shown on Page 3 of the Certificate.

NON-QUALIFIED CONTRACT AND CERTIFICATE: Any Contract and Certificate that is not issued under a Qualified Plan.

OFFICE: Keyport's executive office, which is 125 High Street, Boston, Massachusetts 02110.

QUALIFIED CONTRACT AND CERTIFICATE: Contracts and Certificates issued under Qualified Plans.

QUALIFIED PLAN: A retirement plan established pursuant to the provisions of Sections 401, 403(b) or 408(b) of the Internal Revenue Code. Keyport treats
Section 457 plans as Qualified Plans.

SURRENDER VALUE: The Certificate Value less the deductions made upon a total surrender of the Certificate.

VARIABLE ACCOUNT: A separate investment account of Keyport into which purchase payments under the Certificates may be allocated.

VARIABLE ACCOUNT VALUE: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.

WRITTEN REQUEST: A request written on a form satisfactory to Keyport, signed by the Certificate Owner and a disinterested witness, and filed at Keyport's Office.

                              SUMMARY OF EXPENSES

The expense summary format below, including the examples, was adopted by the Securities and Exchange Commission to assist the owner of a variable annuity certificate in understanding the transaction and operating expenses the owner will directly or indirectly bear under a certificate. The values reflect expenses of the Variable Account as well as the Eligible Funds under the Certificates. The expenses shown for the Eligible Funds and the examples should not be considered a representation of future expenses.

                    CERTIFICATE OWNER TRANSACTION EXPENSES


Sales Load Imposed on Purchases:                       0%

Maximum Contingent Deferred Distribution Charge
(as a percentage of purchase payments):                [7%(1)

          YEARS FROM DATE OF PAYMENT         DISTRIBUTION CHARGE
          --------------------------         --------------------

                    1                                  7%
                    2                                  6%
                    3                                  5%
                    4                                  4%
                    5                                  3%
                    6                                  2%
                    7                                  1%
                    8 or later                         0%]

Maximum Total Certificate Owner Transaction Expenses(2)
  (as a percentage of purchase payments):              [7%]

Annual Contract Fee                                    $[36]

                       VARIABLE ACCOUNT ANNUAL EXPENSES
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

Mortality and Expense Risk Charge:                     [1.25%]
[Asset-based Distribution Charge:]                     [ .15%]
[Administrative Charge:]                               [ .15%]
Total Variable Account Annual Expenses:                [1.55%]

XXXXX TRUST AND YYYYY FUND ANNUAL EXPENSES(3)
(as a percentage of average net assets)

          MANAGEMENT        OTHER            TOTAL FUND
FUND      FEES              EXPENSES         OPERATING EXPENSES(4)
----      ----------        --------         ------------------




EXAMPLE #1 -- ASSUMING SURRENDER OF THE CERTIFICATE AT THE END OF THE PERIODS SHOWN.(5)

A $1,000 INVESTMENT IN EACH SUB-ACCOUNT LISTED WOULD BE SUBJECT TO THE EXPENSES SHOWN, ASSUMING 5% ANNUAL RETURN ON ASSETS.

SUB-ACCOUNT      1 YEAR      3 YEARS      5 YEARS      10 YEARS
-----------      ------      -------      -------      --------



EXAMPLE #2 -- ASSUMING ANNUITIZATION OF THE CERTIFICATE AT THE END OF THE PERIODS SHOWN.(5)

A $1,000 INVESTMENT IN EACH SUB-ACCOUNT LISTED WOULD BE SUBJECT TO THE EXPENSES SHOWN, ASSUMING 5% ANNUAL RETURN ON ASSETS.


SUB-ACCOUNT      1 YEAR      3 YEARS      5 YEARS      10 YEARS
-----------       -----      -------      -------      --------



EXAMPLE #3 -- ASSUMING THE CERTIFICATE STAYS IN FORCE THROUGH THE PERIODS
              SHOWN.

A $1,000 INVESTMENT IN EACH SUB-ACCOUNT LISTED WOULD BE SUBJECT TO THE SAME EXPENSES SHOWN IN EXAMPLE #2, ASSUMING 5% ANNUAL RETURN ON ASSETS.

[(1)Contingent Deferred Distribution Charges are deducted only if the Certificate is fully or partially surrendered. A surrender will not incur the Charge percentage shown: 1. to the extent the amount of that surrender does not exceed the Certificate's increase in value at the time of surrender or, 2. after the first Certificate Year, the positive difference between the amount withdrawn under 1. and [10]% of the Certificate Value on the prior Certificate Anniversary if this [10]% amount is greater.]

(2)[Keyport reserves the right to impose a transfer fee after prior notice to Certificate Owners, but currently does not impose any charge.] Premium taxes are not shown. Keyport deducts the amount of premium taxes, if any, when paid unless Keyport elects to defer such deduction.

(3)The XXXXX Trust expenses are for 199[4]. The YYYYY Fund expenses are estimated and reflect the YYYYY Fund's Manager's agreement to reimburse expenses above certain limits (see footnote 4).

[(4)YYYYY Fund's manager has agreed until [?/?/??] to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each Fund, so long as such reimbursement would not result in the Fund's inability to qualify as a regulated investment company under the Internal Revenue Code. The total percentages shown in the table for YY-1, YY-2 and YY-3 are after expense reimbursement. Each percentage shown in the parentheses is what the total for 199[ ] would be in the absence of expense reimbursement: for YY-1 -???%; for YY-2 - ???%; and for YYY-3 -???%.]

(5)The annuity is designed for retirement planning purposes. Surrenders prior to the Income Date are not consistent with the long-term purposes of the Contract and the applicable tax laws.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND CHARGES OF THE SUB-ACCOUNTS. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. SIMILARLY, THE ASSUMED 5% ANNUAL RATE OF RETURN IS NOT AN ESTIMATE OR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE. See "Deductions" in this prospectus, ["How the Funds are Managed"] in the prospectus for XXXXX Trust, and ["Trust Management Organizations"] and ["Expenses of the Funds"] in the prospectus for YYYYY Fund.


                            SYNOPSIS

The following Synopsis should be read in conjunction with the detailed information in this prospectus and the Statement of Additional Information. Please refer to the Glossary of Special Terms for the meaning of certain defined terms. Variations from the information appearing in this prospectus due to individual state requirements are described in supplements which are attached to this prospectus, or in endorsements to the Certificates, as appropriate.

The Contract allows Certificate Owners to allocate purchase payments to the Variable Account [and also to the Fixed Account.] The Variable Account is a separate investment account maintained by Keyport. [The Fixed Account is part of Keyport's "general account", which consists of all Keyport's assets except the Variable Account and the assets of other separate accounts maintained by Keyport.] Certificate Owners may allocate payments to, and receive annuity payments from the Variable Account [and/or the Fixed Account]. If the Certificate Owner allocates payments to the Variable Account, the accumulation values and annuity payments will fluctuate according to the investment experience of the Sub-Accounts chosen. [If the Certificate Owner allocates payments to the Fixed Account, the accumulation values will increase at guaranteed interest rates and annuity payments will be of a fixed amount. (See Appendix A on Page ?? for more information on the Fixed Account.)] [If the Certificate Owner allocates payments to both Accounts, then the accumulation values and annuity payments will be variable in part and fixed in part.]

The Certificate permits purchase payments to be made on a flexible purchase payment basis. The minimum initial payment is $[5,000]. The minimum amount for each subsequent payment is $[1,000] or such lesser amount as Keyport may permit from time to time [(currently $250)]. (See "Purchase Payments" on Page x.)

There are no deductions made from purchase payments for distribution charges at the time of purchase. [A Contingent Deferred Distribution Charge may be deducted in the event of a total or partial surrender (see "Surrenders" on Page xx). The Contingent Deferred Distribution Charge is based on a graded table of charges. The charge will not exceed [7]% of that portion of the amount surrendered that represents purchase payments made during the [seven] years immediately preceding the request for surrender. (See "Deductions for Contingent Deferred Distribution Charge" on Page xx.)]

Keyport deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to [1.25]% of the average daily net asset values in the Variable Account attributable to the Contracts. (See "Deductions for Mortality and Expense Risk Charge" on Page xx.) [Keyport also deducts a daily distribution charge which is equal on an annual basis to [.15%] of the same values. (See "Deductions for Daily Distribution Charge" on Page xx.)] [Keyport deducts a Daily Administrative Charge which is equal on an annual basis to [.15]% of the same values. (See "Deductions for Daily Administrative Charge" on Page xx.)]

[Keyport deducts an annual Contract Maintenance Charge (currently $[36.00]) from the Variable Account Value for administrative expenses. Prior to the Income Date, Keyport reserves the right to change this charge for future years. (See "Deductions for Contract Maintenance Charge" on Page xx.)]

Keyport reserves the right to deduct a charge of [$10] for each transfer in excess of [12] per year.

Premium taxes will be charged against Certificate Value. Currently such premium taxes range from 0% to 5.0%. (See "Deductions for Premium Taxes" on Page xx.)

There are no federal income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a lump sum payment, annuity payments, or the making of a gift or assignment of the Certificate. A federal penalty tax (currently 10%) may also apply. (See "Tax Status" on Page xx.)

The Certificate allows the Certificate Owner to revoke the Certificate generally within 10 days of delivery (see "Right to Revoke" on Page xx). For most states, Keyport will refund the Certificate Value as of the date the returned Certificate is received by Keyport, plus any distribution charges previously deducted. The Certificate Owner thus will bear the investment risk during the revocation period. In other states, Keyport will return purchase payments.

The full financial statements for [the Variable Account and] Keyport are in the Statement of Additional Information.


                            PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-Accounts.

[Keyport and certain of the Eligible Funds have been offering contracts for periods prior to the commencement of the offering of the Certificates described in this prospectus. The performance information will be based on historical results of Eligible Funds that apply to the Certificate for the specified time periods.]

This performance information is not intended to indicate either past performance under an actual Certificate or future performance.

The Sub-Accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the specific Sub-Account over a given period of time.

Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account and a Certificate [(including any Contingent Deferred Distribution Charge that would apply if a Certificate Owner surrendered the Certificate at the end of each period indicated)]. Average total return does not take into account any premium taxes and would be lower if these taxes were included.

In order to calculate average annual total return, Keyport divides the change in value of a Sub-Account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-Account made by the Certificate Owner at the beginning of the period illustrated. The resulting total rate for the period is then annualized to obtain the average annual percentage change during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

The Sub-Accounts may present additional total return information computed on a different basis.

[First, the Sub-Accounts may present total return information computed on the same basis as described above, except deductions will not include the Contingent Deferred Distribution Charge. This presentation assumes that the investment in the Certificate continues beyond the period when the Contingent Deferred Distribution Charge applies, consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will thus be higher under this method than the standard method described above.]

[Second,] the Sub-Accounts may present total return information calculated by dividing the change in a Sub-Account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-Account at the beginning of the period. This computation results in a 12-month change rate or, for longer periods, a total rate for the period which Keyport annualizes in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The change percentages do not take into account [the Contingent Deferred Distribution Charge, the Certificate Maintenance Charge and] premium tax charges. The percentages would be lower if these charges were included.

The XX-1 Sub-Account is a money market Sub-Account that also may advertise yield and effective yield information. The yield of the Sub-Account refers to the income generated by an investment in the Sub-Account over a specifically identified 7-day period. This income is annualized by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period and is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-Account and a Certificate but does not take into account [Contingent Deferred Distribution Charges and] premium tax charges. The yield would be lower if these charges were included.

The effective yield of the XX-1 Sub-Account is calculated in a similar manner but, when annualizing such yield, income earned by the Sub-Account is assumed to be reinvested. This compounding effect causes effective yield to be higher than yield.


                       KEYPORT AND THE VARIABLE  ACCOUNT

Keyport Life Insurance Company was incorporated in Rhode Island in 1957 as a stock life insurance company. Its executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110 and its home office is at 235 Promenade Street, Providence, Rhode Island 02903.

Keyport writes individual life insurance and individual and group annuity contracts on a non-participating basis. Keyport is licensed to do business in all states except New York and is also licensed in the District of Columbia and the Virgin Islands. Keyport has been rated A+ (Superior) by A.M. Best and Company, independent analysts of the insurance industry. Keyport has been rated A+ each year since 1976, the first year Keyport was subject to Best's alphabetic rating system. Standard & Poor's ("S & P") has rated Keyport AA- for excellent financial security, Moody's has rated Keyport A1 for good financial strength and Duff & Phelps has rated Keyport AA- for very high claims paying ability. The Best's A+ rating is in the highest rating category, which also includes A++. S & P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "1" modifier signifies that Keyport is in the higher end of the A category while the S&P and Duff & Phelps "-" modifier signifies that Keyport is at the lower end of the AA category. These ratings merely reflect the opinion of the rating company as to the relative financial strength of Keyport and Keyport's ability to meet its contractual obligations to its policyholders. Even though assets in the Variable Account are held separately from Keyport's other assets, ratings of Keyport may still be relevant to Certificate Owners since not all of Keyport's contractual obligations relate to payments based on those segregated assets (e.g., see "Death Provisions" for Keyport's obligation after certain deaths to increase the Certificate Value if it is less than the guaranteed minimum death value amount or otherwise enhance the death benefit with interest).

Keyport is one of the Liberty Financial Companies. Keyport is ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

The Variable Account was established by Keyport pursuant to the provisions of Rhode Island Law on January 30, 1996. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or Keyport by the Securities and Exchange Commission.

Obligations under the Certificates are the obligations of Keyport. Although the assets of the Variable Account are the property of Keyport, these assets are held separately from the other assets of Keyport and are not chargeable with liabilities arising out of any other business Keyport may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business Keyport may conduct. Thus, Keyport does not guarantee the investment performance of the Variable Account. The Variable Account Value and the amount of variable annuity payments will vary with the investment performance of the investments in the Variable Account.


                      PURCHASE PAYMENTS AND APPLICATIONS

The initial purchase payment is due on the Issue Date. The minimum initial purchase payment is $[5,000]. Additional purchase payments can be made at the Certificate Owner's option. Each subsequent purchase payment must be at least $[1,000] or such lesser amount as Keyport may permit from time to time [(currently $250)]. Keyport may reject any purchase payment.

If the application for a Certificate is in good order and it calls for amounts to be allocated to the Variable Account, Keyport will apply the initial purchase payment to the Variable Account and credit the Certificate with Accumulation Units within two business days of receipt. If the application for a Certificate is not in good order, Keyport will attempt to get it in good order within five business days. If it is not complete at the end of this period, Keyport will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless the applicant specifically consents to Keyport's keeping the purchase payment until the application is complete. Once the application is complete, the purchase payment will be applied within two business days of its completion. Keyport has reserved the right to reject any application.

Keyport confirms, in writing, to the Certificate Owner the allocation of all purchase payments and the re-allocation of values after any requested transfer. Keyport must be notified immediately by the Certificate Owner of any processing error.

Keyport will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport will accept an application for a Certificate that contains a signature signed under a power of attorney if a copy of that power of attorney is submitted with the application. Second, Keyport will issue a Certificate that is not replacing an existing life insurance or annuity policy without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport of an applicant's answers to the questions in the application by telephone or by order ticket and cause the initial purchase payment to be paid to Keyport. If the information is in good order, Keyport will issue the Certificate with a copy of an application completed with that information.
The Certificate will be delivered to the Certificate Owner with a letter from Keyport that will give the Certificate Owner an opportunity to respond to Keyport if any of the application information is incorrect. Alternatively, Keyport's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects (in either case, a copy of the signed document would be returned to Keyport for its permanent records). All purchases are confirmed, in writing, to the applicant by Keyport. Keyport's liability under a Certificate extends only to amounts so confirmed.


                      INVESTMENTS OF THE VARIABLE ACCOUNT

                       ALLOCATIONS OF PURCHASE PAYMENTS

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Fund Sub-Accounts designated as permissible investments in accordance with the selection made by the Certificate Owner in the application. Any selection must specify the percentage of the purchase payment that is allocated to each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least [10]% and must be a whole number. A Certificate Owner may change the allocation percentages without fee, penalty or other charge.

Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport to accept telephone allocation instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix B and Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

The Variable Account is segmented into Sub-Accounts. Each Sub-Account contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. Eligible Funds and Sub-accounts may be added or withdrawn as permitted by applicable law. The Sub-Accounts in the Variable Account and the corresponding Eligible Funds currently are as follows:

ELIGIBLE FUNDS OF XXXXX TRUST      SUB-ACCOUNTS
-----------------------------      ------------

XX-1                               XX-1 Sub-Account
XX-2                               XX-2 Sub-Account
XX-3                               XX-3 Sub-Account


ELIGIBLE FUNDS OF YYYYY FUND       SUB-ACCOUNTS
----------------------------       ------------

YY-1                               YY-1 Sub-Account
YY-2                               YY-2 Sub-Account
YY-3                               YY-3 Sub-Account



                                ELIGIBLE FUNDS

The Eligible Funds which are the permissible investments of the Variable Account are the separate funds of XXXXX Trust, the separate funds of YYYYY Fund, and any other mutual funds with which Keyport and the Variable Account may enter into a participation agreement for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

[TEXT HERE WILL DESCRIBE INDIVIDUAL INVESTMENT ADVISERS]

The investment objectives of the Eligible Funds are briefly described below. More detailed information, including investor considerations related to the risks of investing in a particular Eligible Fund, may be found in the current prospectus for that Fund. An investor should read that prospectus carefully before selecting a fund for investing. The prospectus is available, at no charge, from a salesperson or by writing Keyport at the address shown on Page 1 or by calling (800) 437-4466.

ELIGIBLE FUNDS OF XXXXX TRUST
AND VARIABLE ACCOUNT SUB-ACCOUNTS       INVESTMENT OBJECTIVE
---------------------------------       --------------------


[TEXT HERE WILL DESCRIBE FUNDS AND INVESTMENT OBJECTIVES]


ELIGIBLE FUNDS OF YYYYY FUND
AND VARIABLE ACCOUNT SUB-ACCOUNTS            INVESTMENT OBJECTIVE
---------------------------------            --------------------


[TEXT HERE WILL DESCRIBE FUNDS AND INVESTMENT OBJECTIVES]


THERE IS NO ASSURANCE THAT THE ELIGIBLE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

XXXXX and YYYYY Funds are funding vehicles for variable annuity contracts and variable life insurance policies offered by separate accounts of Keyport and of insurance companies affiliated and unaffiliated with Keyport. The risks involved in this "mixed and shared funding" are disclosed in the Trust's and Fund's prospectus under the caption ["The Trust"] and [SALES AND REDEMPTIONS,] respectively.


                      TRANSFER OF VARIABLE ACCOUNT VALUE

Certificate Owners may transfer Variable Account Value from one Sub-Account to another Sub-Account [and/or to the Fixed Account].

The Certificate allows Keyport to charge a transfer fee and to limit the number of transfers that can be made in a specified time period. Certificate Owners should be aware that transfer limitations may prevent a Certificate Owner from making a transfer on the date he or she wants to, with the result that the Certificate Owner's future Certificate Value may be lower than it would have been had the transfer been made on the desired date. Currently, Keyport is [not charging a transfer fee] [but it is limiting transfers to [12] per calendar year except as follows.] For transfers under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Keyport's determination, based on the recommendation of a common investment adviser or broker/dealer, the transfer limitation is instead one transfer every 30 days.

Regardless of which transfer limitation is applicable, Keyport is also limiting each transfer to a maximum of $500,000. All transfers requested for a Certificate on the same day will be treated as a single transfer and the total combined transfer amount will be subject to the $500,000 limitation. If the $500,000 limitation is exceeded, no amount of the transfer will be executed by Keyport.

In applying the limitation of [12] transfers in a year of up to $500,000 apiece, Keyport may treat as one transfer all transfers requested by a Certificate Owner for multiple Certificates he or she owns. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Keyport.

In applying the limitation of one $500,000 transfer every 30 days, Keyport will treat as one transfer all transfers requested under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Keyport's determination, based on the recommendation of a common investment adviser or broker/dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Keyport. If a transfer is executed under one Certificate and, within the next 30 days, a transfer request for another Certificate is determined by Keyport to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by Keyport (in order for it to be executed, it would need to be requested again after the 30 day period and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total less than $500,000).

Keyport's interest in applying these limitations is to protect the interests of both Certificate Owners who are not engaging in significant transfer activity and Certificate Owners who are engaging in such activity. Keyport has determined that the actions of Certificate Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse affect on the performance of the Eligible Fund for the Sub-Account involved. The movement of Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in Fund transaction costs which must be indirectly borne by Certificate Owners.

Certificate Owners will be notified, in advance, of the imposition of any transfer fee or of a change in the limitation on the number of transfers. Keyport does not guarantee any maximum transfer fee that it may charge, but the fee will not exceed the cost of effecting a transfer.

Transfers must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport to accept telephone transfer requests from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix B and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Keyport before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be initiated at the close of business that day. Any requests received later will be initiated at the close of the next business day. Each request from a Certificate Owner to transfer value will be executed by both redeeming and acquiring Accumulation Units on the day Keyport initiates the transfer.

If 100% of any Sub-Account's value is transferred and the allocation formula for purchase payments includes that Sub-Account, then the allocation formula for future purchase payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless the Certificate Owner instructs otherwise.


       SUBSTITUTION OF ELIGIBLE FUNDS AND OTHER VARIABLE ACCOUNT CHANGES

If the shares of any of the Eligible Funds should no longer be available for investment by the Variable Account or if in the judgment of Keyport's management further investment in such fund shares should become inappropriate in view of the purpose of the Certificate, Keyport may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased under the Certificate. No substitution of Fund shares in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and notice to Certificate Owners, to the extent required by the Investment Company Act of 1940.

Keyport has also reserved the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law; (b) to take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940 or to comply with any other applicable law; (c) to transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate investment accounts, or to Keyport's general account; or to add, combine or remove Sub-Accounts in the Variable Account; and (d) to change the way Keyport assesses charges, so long as the aggregate amount is not increased beyond that currently charged to the Variable Account and the Eligible Funds in connection with the Certificates.


                                  DEDUCTIONS

                [DEDUCTIONS FOR CERTIFICATE MAINTENANCE CHARGE

Keyport has responsibility for all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Keyport makes a Certificate Maintenance Charge for such services during the accumulation and annuity payment periods. At the present time the Certificate Maintenance Charge is $[36.00] per Certificate Year. PRIOR TO THE INCOME DATE THE CERTIFICATE MAINTENANCE CHARGE IS NOT GUARANTEED AND MAY BE CHANGED BY KEYPORT. The charge will not exceed the anticipated costs of administering the Certificate.

Prior to the Income Date, the full amount of the charge will be deducted from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. On the Income Date, a pro-rata portion of the charge due on the next Certificate Anniversary will be deducted from the Variable Account Value.

This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date. For example, if the Income Date occurs 73 days after that prior anniversary, then one-fifth (i.e., 73 days/365 days) of the annual charge would be deducted on the Income Date. The charge will be deducted from each Sub-Account in the proportion that the value of each bears to the Variable Account Value.

Once annuity payments begin on the Income Date or once they begin after surrender benefits are applied under a settlement option, the yearly cost of the Certificate Maintenance Charge for a payee's annuity will be the same as the yearly amount in effect immediately before the annuity payments begin. Keyport may not later change the amount of the Certificate Maintenance Charge deducted from the annuity payments. The charge will be deducted on a pro-rata basis from each annuity payment. For example, if annuity payments are monthly, then one-twelfth of the annual charge will be deducted from each payment.]


               DEDUCTIONS FOR MORTALITY AND EXPENSE RISK CHARGE

Although variable annuity payments made to Annuitants will vary in accordance with the investment performance of the investments of the Variable Account, they will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. Keyport guarantees the Death Benefits described below (see "Death Benefits"). [Keyport assumes an expense risk that the asset-based Administrative Charge will be insufficient to cover the anticipated portion of Keyport's administrative expenses.] [Keyport assumes an expense risk since the Certificate Maintenance Charge after the Income Date will stay the same and not be affected by variations in expenses.]

To compensate it for assuming these mortality and expense risks, for each Valuation Period Keyport deducts from each Sub-Account a Mortality and Expense Risk Charge equal on an annual basis to [.35 - 1.25]% of the average daily net asset value of the Sub-Account. The charge is deducted during both the accumulation and annuity periods (i.e., both before and after the Income
Date). Less than the full charge will be deducted from Sub-Account values attributable to Certificates issued to employees of Keyport and other persons specified in "Distribution of the Certificate".


                   [DEDUCTIONS FOR DAILY DISTRIBUTION CHARGE

Keyport also deducts from each Sub-Account each Valuation Period a distribution charge equal on an annual basis to 0.15% of the average daily net asset value of the Sub-Account. This charge compensates Keyport for certain sales distribution expenses relating to the Certificate.

This charge will not be deducted from Sub-Account values attributable to Certificates that have reached the maximum cumulative distribution charge limit defined below and to Certificates issued to employees of Keyport and other persons specified in "Distribution of the Certificate". The charge is also not deducted from Sub-Account values attributable to Annuity Units. Keyport may decide not to deduct the charge from Sub-Account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract of Keyport's general account.]

                  [DEDUCTIONS FOR DAILY ADMINISTRATIVE CHARGE

Keyport also deducts from each Sub-Account each Valuation Period an administrative charge equal on an annual basis to 0.[15]% of the average daily net asset value of the Sub-Account. This charge compensates Keyport for a portion of the administrative expenses relating to the Contract and the Certificate.]


            [DEDUCTIONS FOR CONTINGENT DEFERRED DISTRIBUTION CHARGE

A distribution charge is not deducted from the Certificate's purchase payments when initially received. However, a Contingent Deferred Distribution Charge may be deducted upon a surrender.

In order to determine whether a Contingent Deferred Distribution Charge will be due upon a partial or total surrender, Keyport maintains a separate set of records. These records identify the date and amount of each purchase payment made to the Certificate and the Certificate Value over time.

Certificate Owners will be permitted to make partial withdrawals during the Accumulation Period without incurring a Contingent Deferred Distribution Charge, as follows:

          1. In any Certificate Year, Certificate Owners may withdraw an aggregate amount not to exceed, at the time of the withdrawal, the Certificate's earnings, which equal: (a) the Certificate Value, less (b) the portion of the purchase payments not previously withdrawn.

          2. In any Certificate Year after the first, Certificate Owners may withdraw the positive difference, if any, between the amount withdrawn pursuant to 1. above in any such subsequent year and [10]% of the Certificate Value as of the preceding Certificate Anniversary.

Surrender charges, as discussed below, will be deducted with respect to withdrawals in excess of these amounts.

In computing the applicable amounts, Contingent Deferred Distribution Charges will be deducted from the purchase payments in chronological order from the oldest to the most recent until the amount is fully deducted. Any amount so deducted will not be subject to a charge.

The following additional amounts will be deducted from the purchase payments in the same chronological order: the amount of any surrender in the first Certificate Year in excess of the Certificate's earnings at the time of surrender; and the amount of any surrender in any later Certificate Year in excess of the Certificate's increase in value at the time of surrender (or in excess of the [10]% limit if it applies). The Contingent Deferred Distribution Charge for each purchase payment from which a deduction is made will be equal to (a) multiplied by (b), where:

(a)  is the amount so deducted; and

(b) is the applicable percentage for the number of years that have elapsed from the date of that payment to the date of surrender. Years are measured from the month and day of payment to the same month and day in each subsequent calendar year. The percentages applicable to each purchase payment during the [seven] years after the date of its payment are: [7% during year 1; 6% during year 2; 5% during year 3; 4% during year 4; 3% during year 5; 2% during year 6; 1% during year 7;] and 0% thereafter.

The applicable Contingent Deferred Distribution Charges for each purchase payment are then totalled. The lesser of this total amount and the Certificate's maximum cumulative distribution charge will be deducted from the Certificate Value in the same manner as the surrender amount. The maximum cumulative distribution charge is equal to (a) less (b), where (a) is 8.5% of the total purchase payments made to the Certificate and (b) is the sum of all prior Contingent Deferred Sale Charge deductions from the Certificate Value [and all prior Variable Account daily distribution charges applicable to the Certificate from the 0.15% distribution charge factor.] After each surrender, Keyport's records will be adjusted to reflect any deductions made from the applicable purchase payments.

Example: Two purchase payments were made one year apart for $5,000 and $7,000. The Certificate Value has grown to an assumed $13,200 when the Certificate Owner decides to withdraw $8,000. The Certificate Value at the beginning of the Certificate Year of surrender was $13,000. The Contingent Deferred Distribution Charge percentages at the time of surrender are an assumed 5% for the $5,000 payment and 6% for the $7,000 payment. The portion of the surrender representing the Certificate's earnings ($13,200 less $12,000, or $1,200) would not be subject to charges. Since $1,200 is less than the amount guaranteed not to have charges (10% of $13,000, or $1,300), an additional $100 would not be subject to charges. This $100 would be deducted from the oldest purchase payment, reducing it from $5,000 to $4,900. The $1,200 increase in value plus the additional $100 leaves $6,700 ($8,000 - 1,200 - 100) to be deducted. This $6,700 would be deducted from the $4,900 of the first payment still left and $1,800 of the second payment. The total Contingent Deferred Distribution Charge would be $4,900 multiplied by the applicable 5% and $1,800 times the applicable 6%, or a total of $353. The distribution charge records would now reflect $0 for the 1st payment and $5,200 for the 2nd payment. The $8,000 requested plus the $353 charge would be deducted from Certificate Values under the rules specified in the "Surrenders" section.

The Contingent Deferred Distribution Charge, when it is applicable, will be used to cover the expenses of selling the Certificate, including compensation paid to selling dealers and the cost of sales literature. Any expenses not covered by the charge will be paid from Keyport's general account, which may include monies deducted from the Variable Account for the Mortality and Expense Risk Charge. A dealer selling the Certificate can receive up to [6%] of purchase payments with additional compensation later based on the Certificate Value of those payments. During certain time periods selected by Keyport and KFSC, the percentage may increase to [6.25]%.

The Contingent Deferred Distribution Charge will be eliminated under Certificates issued to employees of Keyport and other persons specified in "Distribution of the Certificate".

Keyport may reduce or change to 0% any Contingent Deferred Distribution Charge percentage under a Certificate issued in an internal exchange or transfer of an annuity contract of Keyport's general account.]


              [DEDUCTIONS FOR TRANSFERS OF VARIABLE ACCOUNT VALUE

The Certificate allows Keyport to charge a transfer fee. Currently no fee is being charged. Certificate Owners will be notified, in advance, of the imposition of any fee. Keyport does not guarantee any maximum transfer fee that it may charge, but the fee will not exceed the cost of effecting a transfer.]


                         DEDUCTIONS FOR PREMIUM TAXES

Keyport deducts the amount of any premium taxes levied by any state or governmental entity when paid unless Keyport elects to defer such deduction. It is not possible to describe precisely the amount of premium tax payable on any transaction involving the Certificate offered hereby. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0% of either total purchase payments or Certificate Value.


                          DEDUCTIONS FOR INCOME TAXES

Keyport will deduct from any amount payable under the Certificate any income taxes that a governmental authority requires Keyport to withhold with respect to that amount. See "Income Tax Withholding" and "Tax-Sheltered Annuities".


                            TOTAL ACCOUNT EXPENSES

The Variable Account's total expenses in relation to the Certificate will be [the Certificate Maintenance Charge,] the Mortality and Expense Risk Charge, [the Daily Distribution Charge, and the Daily Administrative Charge.]

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and therefore the deductions from and expenses paid out of the assets of the Eligible Funds. These deductions and expenses are described in the Eligible Fund prospectus.

                                OTHER SERVICES

THE PROGRAMS. Keyport offers several investment related programs which are available only prior to the Income Date: [Dollar Cost Averaging]; [Sub-Account Rebalancing]; [Systematic Investment]; and [Periodic and Systematic Withdrawal] Programs. Certain of the Programs are alternatives with respect to any one Sub-Account; other Programs may be combined. [However, the Sub-Account Rebalancing Program may be combined with each of the other Programs, but it is not available with respect to the Fixed Account. Under each Program, the related transfers between and among Sub-Accounts and the Fixed Account are not counted as one of the [twelve] free transfers. However, if a Certificate Owner executes an unrelated voluntary transfer from the Sub-Account participating in a Program, other than the Sub-Account Rebalancing Program, the Program will be terminated for the remainder of the Certificate Year. Each of the Programs has its own requirements, as discussed below.]

If the Certificate Owner has submitted the required telephone authorization form, certain changes may be made by telephone. For those Programs involving transfers, Owners may change instructions by telephone with regard to which Sub-Accounts [or the Fixed Account] Certificate Value may be transferred. The current conditions and procedures are described in Appendix B.


[DOLLAR COST AVERAGING PROGRAM. Keyport offers a dollar cost averaging program that Certificate Owners may participate in by Written Request. The program periodically transfers Accumulation Units from the XX-1 Sub-Account [or the One-Year Guarantee Period of the Fixed Account] to other Sub-Accounts selected by the Certificate Owner. The program allows a Certificate Owner to invest in non-"money market" Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent purchase payments and for Certificate Value transferred into the XX-1 Sub-Account [or the One-Year Guarantee Period.] Under the program, Keyport makes automatic transfers on a periodic basis out of the XX-1 Sub-Account [or the One-Year Guarantee Period] into one or more of the other available Sub-Accounts (Keyport reserves the right to limit the number of Sub-Accounts the Certificate Owner may choose but there are currently no limits).

The Certificate Owner by Written Request must specify the XX-1 Sub-Account [or the One-Year Guarantee Period] from which the transfers are to be made, the monthly amount to be transferred [(minimum $150)] and the Sub-Account(s) to which the transfers are to be made. The first transfer will occur at the close of the Valuation Period that includes the 30th day after the receipt of the Certificate Certificate Owner's Written Request. Each succeeding transfer will occur one month later (e.g., if the 30th day after the receipt date is April 8, the second transfer will occur at the close of the Valuation Period that includes May 8). When the remaining value is less than the monthly transfer amount, that remaining value will be transferred and the program will end. Before this final transfer, the Certificate Owner may extend the program by allocating additional purchase payments to the XX-1 Sub-Account [or the One-Year Guarantee Period] or by transferring Certificate Value to the XX-1 Sub-Account [or the One-Year Guarantee Period.] The Certificate Owner may, by Written Request or by telephone, change the monthly amount to be transferred, change the Sub-Account(s) to which the transfers are to be made, or end the program. The program will automatically end if the Income Date occurs. Keyport reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.

Written or telephone instructions must be received by Keyport by the end (currently 4:00 PM Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures established by Keyport from time to time. The current conditions and procedures appear in Appendix C, and Certificate Owners in a dollar cost averaging program will be notified, in advance, of any changes.]


[SUB-ACCOUNT REBALANCING PROGRAM. In accordance with the Certificate Owner's election of the relative purchase payments percentage allocations, Keyport will automatically rebalance the Certificate Value of each Sub-Account either quarterly, semi-annually, or annually. Keyport will automatically rebalance the Certificate Value in each of the Sub-Accounts to match the current purchase payments percentage allocations as of the first transfer date during the period selected. Enrollment is limited to Certificate Owners whose total Certificate Value is greater than $10,000 at the time the Program is selected. The Program may be terminated at any time and the percentages may be altered by Written Request. The requested change must be received at the Office ten
(10) days prior to the transfer date. If the Certificate Owner terminates the Program, a new Program may not be instituted until the next Certificate Year.]


[SYSTEMATIC INVESTMENT PROGRAM. Purchase Payments may be made by monthly draft against the bank account of any Certificate Owner that has completed and returned to Keyport a Systematic Investment Program application and authorization form. The application and authorization form may be obtained from Keyport or from the sales representative. Each Systematic Investment Program Purchase Payment is subject to a minimum of $100.]


[PERIODIC WITHDRAWAL PROGRAM. To the extent permitted by law, Keyport will make monthly, quarterly or annual distributions of a predetermined dollar amount to a Certificate Owner that has enrolled in the Periodic Withdrawal Program. Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Certificate Value. (SEE "TAX STATUS".) A Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of [$100]. [In each Certificate Year, portions of Certificate Value may be withdrawn without the imposition of any Contingent Deferred Distribution Charge ("Free Withdrawal Amount"). If withdrawals pursuant to the Program are greater than the Free Withdrawal Amount, the amount of the withdrawals greater than the Free Withdrawal Amount will be subject to the applicable Contingent Deferred Distribution Charge. Any unrelated voluntary partial withdrawal a Certificate Owner makes during a Certificate Year will be aggregated with withdrawals pursuant to the Program to determine the applicability of any Contingent Deferred Distribution Charge under the Certificates provisions regarding partial withdrawals.

Unless the Certificate Owner specifies the Sub-Account or Sub-Accounts [or the Fixed Account] from which withdrawals of Certificate Value shall be made or if the amount in a specified Sub-Account is less than the predetermined amount, Keyport will make withdrawals under the Program from the Sub-Accounts [and the Fixed Account] in amounts proportionate to the amounts in the Sub-Accounts [and the Fixed Account.] Withdrawals are subject to the applicable minimum Sub-Account balances. All withdrawals under the Program will be effected by canceling the number of Accumulation Units equal in value to the amount to be distributed to the Certificate Owner [and any applicable Contingent Deferred Distribution Charge].

The Program may be combined with all other Programs [except those entailing transfers or withdrawals from the Fixed Account.] However, the Certificate Owner may terminate such other program and may begin participation in the Program on the first day of the next Certificate Year.

It may not be advisable to participate in the Periodic Withdrawal Program and incur a Contingent Deferred Distribution Charge when making additional Purchase Payments under the Certificate.]


                               THE CERTIFICATES

                            VARIABLE ACCOUNT VALUE

The Variable Account Value for a Certificate is the sum of the value of each Sub-Account to which values are allocated under a Certificate. The value of each Sub-Account is determined at any time by multiplying the number of Accumulation Units attributable to that Sub-Account by the Accumulation Unit value for that Sub-Account at the time of determination. The Accumulation Unit value is an accounting unit of measure used to determine the change in an Accumulation Unit's value from Valuation Period to Valuation Period.

Each purchase payment that is made results in additional Accumulation Units being credited to the Certificate and the appropriate Sub-Account thereunder. The number of additional units for any Sub-Account will equal the amount allocated to that Sub-Account divided by the Accumulation Unit value for that Sub-Account at the time of investment.


                               VALUATION PERIODS

The Variable Account is valued each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period commencing at the close of trading on the New York Stock Exchange on each Valuation Date and ending at the close of trading for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

                             NET INVESTMENT FACTOR

Variable Account Value will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect value, Keyport utilizes an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per Unit. The Unit value applicable during any Valuation Period is determined at the end of that period.

When Keyport first purchased Eligible Fund shares on behalf of the Variable Account, Keyport valued each Accumulation Unit at $10. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b) and then subtracting (c) (i.e., (a DIVIDED BY b) - c), where:

(a) is equal to:

          (i) the net asset value per share of the Eligible Fund at the end of the Valuation Period; plus

          (ii) the per share amount of any distribution made by the Eligible Fund if the "ex-dividend" date occurs during that same Valuation Period.

(b) is the net asset value per share of the Eligible Fund at the end of the prior Valuation Period.

(c)  is equal to:

          (i) the Valuation Period equivalent of the [1.25]% per year Mortality and Expense Risk Charge; plus

         [(ii) the Valuation Period equivalent of the .15% per year distribution charge; plus]

         [(iii) the Valuation Period equivalent of the .15% per year administrative charge; plus]

          (iv) a charge factor, if any, for any tax provision established by Keyport as a result of the operations of that Sub-Account.


[If a Certificate ever reaches the maximum cumulative distribution charge limit defined in "Deductions for Contingent Deferred Distribution Charge", Unit values without (c)(ii) above will be used thereafter.] For Certificates issued to employees of Keyport and other persons specified in "Distribution of the Certificate", Unit values with [.35]% in (c)(i) above [and without (c)(ii) above will be used. Unit values without (c)(ii) above may be used for certain Certificates issued in an internal exchange or transfer (see "Deductions for Daily Distribution Charges".]

                        MODIFICATION OF THE CERTIFICATE

Only Keyport's President or Secretary may agree to alter the Certificate or waive any of its terms. Any changes must be made in writing and with the Certificate Owner's consent, except as may be required by applicable law.


                                RIGHT TO REVOKE

The Certificate Owner may return the Certificate within 10 days after he or she receives it by delivering or mailing it to Keyport's Office. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage-prepaid envelope. The returned Certificate will be treated as if Keyport never issued it and Keyport will refund either the Certificate Value or purchase payments, as required by state law. If the Certificate is delivered in a state that requires the return of Certificate Value, Certificate Value will immediately be allocated to the Sub-Accounts selected in the application. If the Certificate is delivered in a state that requires the return of purchase payments, Certificate Value will be allocated to the XX-1 Sub-Account (a Money Market Sub-Account) for a period of 20 or 30 days if the particular state requires a "free-look" period of 20 rather than 10 days. Thereafter the Certificate Value will be allocated to the Sub-Accounts selected in the application.

For Certificates delivered in California to a Certificate Owner age 60 or older, the Certificate Owner may return the Certificate to Keyport's Office or to the agent from whom the Certificate was purchased. If the Certificate is received at Keyport's Office or by the agent within 30 days after the Certificate Owner receives the Certificate, Keyport will refund the Certificate Value.


                DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

      DEATH OF PRIMARY OWNER, JOINT OWNER OR CERTAIN NON-OWNER ANNUITANT

These provisions apply if, before the Income Date while the Certificate is In Force, the primary Certificate Owner or any joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate after such a death.

The covered person under this paragraph shall be the primary Certificate Owner or, if there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the covered person. If the covered person dies, the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"). The DBA is:

[Death Benefit 1. The death benefit at issue is the initial purchase payment. Thereafter, it is the prior death benefit plus any additional purchase payments, less any partial withdrawals, including any applicable surrender charge.]

[Death Benefit 2. The death benefit at issue is the initial purchase payment. Thereafter, the death benefit is calculated for each Valuation period by adding any additional purchase payments, and deducting any partial withdrawals, including any applicable surrender charge. This resulting amount is the "net purchase payment death benefit". The Certificate Value for each Certificate Anniversary (the "Anniversary Value") before the [81st] birthday of the covered person is determined. Each Anniversary Value is increased by any purchase payments made after that anniversary. This resultant value is then decreased by an amount calculated at the time of any partial withdrawal made after that anniversary. The amount is calculated by taking the amount of any partial withdrawal, and dividing by the Certificate Value immediately preceding the partial withdrawal, and then multiplying by the Anniversary Value immediately preceding the withdrawal. The greatest Anniversary Value, as so adjusted, (the "greatest Anniversary Value") is the death benefit unless the net purchase payment death benefit is higher. The net purchase payment death benefit will be the death benefit if such amount is higher than the greatest Anniversary Value.]

[Death Benefit 3. The death benefit at issue is the initial purchase payment. Thereafter, the death benefit is calculated for each Valuation Period by applying a death benefit interest rate to the previously calculated death benefit, adding any purchase payments made during the current Valuation Period and deducting any partial withdrawals, including any applicable surrender charge, taken during the current Valuation Period. The death benefit interest rate is applied to each purchase payment until it equals the Maximum Guaranteed Death Benefit. Initially, the Maximum Guaranteed Death Benefit is equal to a multiple of [two] times the initial and additional purchase payment made, each computed separately]. Thereafter, the Maximum Guaranteed Death Benefit as of the effective date of a partial withdrawal is reduced first by the amount of the withdrawal representing earnings and second in proportion to the reduction in Certificate Value for any partial withdrawal representing purchase payments.

The death benefit interest rate compounded annually will be a stipulated interest rate, except that with regard to amounts in the Sub-Accounts investing in money market, short term bond or income Funds or the General Account (the "Fixed Account") the interest rate applied will be the net rate of return for such Funds, respectively, if it is less than the stipulated death benefit interest rate.]

When Keyport receives due proof of the covered person's death, Keyport will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport receives due proof of death. The amount to be credited will be allocated to the Variable Account [and/or the Fixed Account] based on the purchase payment allocation selection that is in effect when Keyport receives due proof of death. [Whether or not the Certificate Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Certificate within 90 days of the date of the covered person's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after 90 days and for a surrender at any time after the death of a non-covered person, any applicable Contingent Deferred Sales Charge would be deducted.] If the Certificate is not surrendered, it will stay in force for the time period specified below.

IF THE DECEDENT'S SURVIVING SPOUSE (IF ANY) IS THE SOLE DESIGNATED BENEFICIARY, the surviving spouse will automatically become the new sole primary Certificate Owner as of the decedent's date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. The Certificate can stay in force until another death occurs (i.e., until the death of the Annuitant, primary Certificate Owner or joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

IN ALL OTHER CASES, the Certificate can stay in force up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate for its Surrender Value. If the Certificate is still in force at the end of the five-year period, Keyport will automatically end it then by paying the Certificate Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Keyport will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.


PAYMENT OF BENEFITS. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.


DEATH OF CERTAIN NON-CERTIFICATE OWNER ANNUITANT. These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue in force after the Annuitant's death. The new Annuitant will be any living contingent annuitant, otherwise the primary Certificate Owner.


                  DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

DEATH OF ANNUITANT. If the Annuitant dies before the Income Date while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA") as defined above. When Keyport receives due proof of the Annuitant's death, Keyport will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport receives due proof of death. The amount to be credited will be allocated to the Variable Account and/or the Fixed Account based on the purchase payment allocation selection that is in effect when Keyport receives due proof of death. [Whether or not the

Certificate Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Certificate within 90 days of the date of the Annuitant's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after 90 days, any applicable Contingent Deferred Sales Charge would be deducted.]

If the Certificate is not surrendered, it can stay in force for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the contract for its Certificate Withdrawal Value. If the Certificate is still in force at the end of the period, Keyport will automatically end it then by paying the Certificate Withdrawal Value (without the deduction of any applicable Contingent Deferred Sales Charge) to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Keyport will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.


PAYMENT OF BENEFITS. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.


                             CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application. The Certificate Owner may exercise all the rights of the Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners.

The Certificate Owner may by Written Request change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult the Plan Administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                  ASSIGNMENT

The Certificate Owner may assign the Certificate at any time. A copy of any assignment must be filed with Keyport. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any such assignment.


                       PARTIAL WITHDRAWALS AND SURRENDER

The Certificate Owner may make partial withdrawals from the Certificate. Keyport must receive a Written Request and the minimum amount to be withdrawn must be at least [$300] or such lesser amount as Keyport may permit in conjunction with a periodic withdrawal program. If the Certificate Value after a partial withdrawal would be below $[2,500], Keyport will treat the request as a withdrawal of only the excess amount over $[2,500]. [The amount withdrawn will include any applicable Contingent Deferred Distribution Charge and therefore the amount actually withdrawn may be greater than the amount of the surrender check requested.] Unless the request specifies otherwise, the total amount withdrawn will be deducted from all Sub-Accounts of the Variable Account in the proportion that the value in each Sub-Account bears to the total Variable Account Value. [If there is no value, or insufficient value, in the Variable Account, then the amount surrendered, or the insufficient portion, will be deducted from the Fixed Account.]

The Certificate Owner may totally surrender the Certificate by making a Written Request. Surrendering the Certificate will end it. The Surrender Value is equal to the Certificate Value for the Valuation Period during which Keyport has received the request less: [the Certificate Maintenance Charge if there is any Variable Account Value; any applicable Contingent Deferred Distribution Charge; and] any applicable premium taxes not previously deducted.

Keyport will pay the amount of any surrender within seven days of receipt of such request. Alternatively, the Certificate Owner may purchase for himself or herself an annuity payment option with any surrender benefit of at least $5,000. Keyport's consent is needed to choose an option if the Certificate Owner is not a natural person.

Settlement Options based on life contingencies cannot be surrendered after annuity payments have begun. Settlement Option 1, which is not based on life contingencies, may be surrendered.

Because of the potential tax consequences of a full or partial surrender, a Certificate Owner should consult a competent tax adviser regarding a surrender.

                              ANNUITY PROVISIONS

                               ANNUITY BENEFITS

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the payment option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Certificate Value (less any premium taxes not previously deducted [and less any applicable Certificate Maintenance Charge]) on the Income Date in accordance with the option selected.


                       INCOME DATE AND SETTLEMENT OPTION

The Certificate Owner may select an Income Date and Settlement Option at the time of application. If the Certificate Owner does not select a Settlement Option, Option 2 will automatically be designated. If the Certificate Owner does not select an Income Date for the Annuitant, the Income Date will automatically be the Annuitant's 90th birthday.


                  CHANGE IN INCOME DATE AND SETTLEMENT OPTION

The Certificate Owner may choose or change a Settlement Option or the Income Date by making a Written Request to Keyport at least 30 days prior to the Income Date. However, any Income Date must be: (a) for fixed annuity options, not earlier than the first Certificate Anniversary; (b) not later than the Annuitant's 90th birthday or any maximum date permitted under state law.


                              SETTLEMENT OPTIONS

The payment options are:

     Option 1: Income for a Fixed Number of Years;

     Option 2: Life Income with 10 Years of Payments Guaranteed; and

     Option 3: Joint and Last Survivor Income.

Other options may be arranged by mutual consent. Each option is available in two forms--as a variable annuity for use with the Variable Account and as a fixed annuity for use with the Fixed Account. Variable annuity payments will fluctuate while fixed annuity payments will not. (See Appendix A for a discussion of fixed annuity payments.) If no Annuity Option is selected, Option 2 will automatically be applied. Unless the Certificate Owner chooses otherwise, Variable Account Value will be applied to a variable annuity option and Fixed Account Value will be applied to a fixed annuity option. Whether variable or fixed, the same Certificate Value applied to each option will produce a different initial annuity payment as well as different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available to apply under any variable or fixed option is less than $5,000, Keyport has reserved the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

Annuity payments will be made monthly unless quarterly, semi-annual or annual payments are chosen by Written Request. However, if any payment provided for would be or becomes less than $100, Keyport has the right to reduce the frequency of payments to such an interval as will result in each payment being at least $100.


OPTION 1: INCOME FOR A FIXED NUMBER OF YEARS. Keyport will pay an annuity for a chosen number of years, not less than 5 nor over [50 (a period of years over 30 may be chosen only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment).] At any time while variable annuity payments are being made, the payee may elect to receive the following amount: (a) the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate is [6%] per year, unless [3]% per year is chosen by Written Request at the time the option is selected); [less (b) any Contingent Deferred Distribution Charge due by treating the value defined in (a) as a total surrender. (See "Deductions for Contingent Deferred Distribution Charge".] Instead of receiving a lump sum, the payee can elect another payment option and the amount applied to the option will not be reduced by the charge defined in (b) above. If, at the death of the payee, Option 1 payments have been made for less than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is [6%] per year, unless [3]% per year has been chosen by the payee at the time the option is selected.

The Mortality and Expense Risk Charge is deducted during the Option 1 payment period but Keyport has no mortality risk during this period.

[If annual payments are chosen for Option 1, Keyport has available a "stabilizing" payment option that can be chosen. Each annual payment will be determined as described in "Variable Annuity Payment Values". Each annual payment will then be placed in Keyport's general account, from which it will be paid out in twelve equal monthly payments. The sum of the twelve monthly payments will exceed the annual payment amount because of an interest rate factor used by Keyport that will vary from year to year. The commutation method described above for calculating the present value of remaining payments applies to the annual payments. Any monthly payments remaining before the next annual payment will be commuted at the interest rate used to determine that year's monthly payments.]

See "Annuity Payments" for the manner in which Option 1 may be taxed.


OPTION 2: LIFE INCOME WITH 10 YEARS OF PAYMENTS GUARANTEED. Keyport will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is [6%] per year, unless [3]% per year is chosen by Written Request.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and it may also depend on the payee's sex.


OPTION 3: JOINT AND LAST SURVIVOR INCOME. Keyport will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments are to begin and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.


                        VARIABLE ANNUITY PAYMENT VALUES

The amount of the first variable annuity payment is determined by Keyport using an annuity purchase rate that is based on an assumed annual investment return of [6%] per year, unless [3]% is chosen by Written Request. Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed investment return. The total dollar amount of each variable annuity payment will be equal to: (a) the sum of all Sub-Account payments; [less (b) the pro-rata amount of the annual Certificate Maintenance Charge.] Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments [1] time[s] every [6] months.


                 PROOF OF AGE, SEX, AND SURVIVAL OF ANNUITANT

Keyport may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Keyport will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayments Keyport may have made will be paid in full with the next annuity payment.

Any overpayments, unless repaid in one sum, will be deducted from future annuity payments until Keyport is repaid in full.


                            SUSPENSION OF PAYMENTS

Keyport reserves the right to postpone surrender payments from the Fixed Account for up to six months. Keyport reserves the right to suspend or postpone any type of payment from the Variable Account for any period when:
(a) the New York Stock Exchange is closed other than customary weekend or holiday closings; (b) trading on the Exchange is restricted; (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or (d) the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in (b) and (c) exist.


                                  TAX STATUS

                                 INTRODUCTION

The Certificate is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which the Certificate is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. EACH PERSON CONCERNED SHOULD CONSULT A COMPETENT TAX ADVISER. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Keyport's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.


                       TAXATION OF ANNUITIES IN GENERAL

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments.


SURRENDERS, ASSIGNMENTS AND GIFTS. A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the purchase payments made for the Certificate and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within 60 days of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds purchase payments. Then, to the extent the Certificate Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to the Certificate Owner. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to partial withdrawals or surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or (b) one or more Certificates and one or more of Keyport's other annuity contracts. Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Keyport contracts as one contract. Keyport believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts.


ANNUITY PAYMENTS. The non-taxable portion of each variable annuity payment is determined by dividing the cost basis of the Certificate by the total number of expected payments while the non-taxable portion of each fixed annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "stabilizing" payment option available under Settlement Option 1, pursuant to which each annual payment is placed in Keyport's general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


PENALTY TAX. Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received: (a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided only one purchase payment is made to the Certificate, the Certificate is not issued as a result of a Section 1035 exchange, and the first annuity payment begins in the first Certificate Year.


INCOME TAX WITHHOLDING. Keyport is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).


SECTION 1035 EXCHANGES. A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and (iii) assignments are not treated as surrenders subject to taxation. Keyport's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.


DIVERSIFICATION STANDARDS. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts).
The Eligible Funds are designed to be managed to meet the diversification requirements for the Certificate as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate would not be treated as an annuity contract. As a consequence to the Certificate Owner, income earned on a Certificate would be taxable to the Certificate Owner in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, Keyport would be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which a Certificate Owner's control of the investments of a segregated asset account may cause the Certificate Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. Keyport, however, has reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since the regulations have not been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, Certificate Owners are urged to consult with their own tax advisers.


                                QUALIFIED PLANS

The Certificate is designed for use with several types of Qualified Plans.
The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.


                            TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. However, such purchase payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the
Section 403(b)(11) distribution restrictions.
Keyport will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate if the Certificate Owner receives the amount rather than directing Keyport by Written Request to transfer the amount as a direct rollover to another TSA or IRA.


                        INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.


                  CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.


DEFERRED COMPENSATION PLANS WITH RESPECT TO SERVICE FOR STATE AND LOCAL GOVERNMENTS

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.


                      VARIABLE  ACCOUNT VOTING PRIVILEGES

In accordance with its view of present applicable law, Keyport will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. Keyport will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Keyport determines that it is permitted to vote the shares of the Eligible Funds in its own right, it may elect to do so.

The person having the voting interest under a Certificate prior to the Income Date shall be the Certificate Owner. The number of shares held in each Sub-Account which are attributable to each Certificate Owner is determined by dividing the Certificate Owner's Variable Account Value in each Sub-Account by the net asset value of the applicable share of the Eligible Fund. The person having the voting interest after the Income Date under an annuity payment option shall be the payee. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

The number of shares in which a person has a voting interest will be determined as of the date coincident with the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund and voting instructions will be solicited by written communication prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having the voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the Eligible Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.


                        DISTRIBUTION OF THE CERTIFICATE

[Keyport Financial Services Corp. ("KFSC")] serves as the Principal Underwriter for the Certificate described in this prospectus. The Certificate will be sold by salespersons who represent Keyport Life Insurance Company (KFSC's corporate parent) as variable annuity agents and who are registered representatives of broker/dealers who have entered into distribution agreements with [KFSC]. [KFSC] is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at [125 High Street, Boston, Massachusetts 02110].

Different Certificates may be sold (1) to a person who is an officer, director, or employee of Keyport, a trustee or officer of an Eligible Fund, an employee of the investment adviser or sub-investment adviser of an Eligible Fund, or an employee of a company that is under contract with an Eligible Fund to provide management or administrative services or (2) to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that [(1) they are not subject to the deduction for the Certificate Maintenance Charge, the asset-based distribution charge or the Contingent Deferred Distribution Charge and (2)] they have a Mortality and Expense Risk Charge of 0[.35]% per year.

                               LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. Keyport is engaged in various kinds of routine litigation which in its judgment is not of material importance in relation to the total capital and surplus of Keyport.


                        INQUIRIES BY CERTIFICATE OWNERS

Certificate Owners with questions about their Certificates can write Keyport Life Insurance Company, Client Service Department, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

            TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION


                                                            PAGE
Keyport Life Insurance Company
Variable Annuity Benefits
  Variable Annuity Payment Values
  Re-Allocating Sub-Account Payments
Principal Underwriter
Experts
Investment Performance
  Average Annual Total Return for a Certificate that is Surrendered and for a Certificate that Continues
  Change in Accumulation Unit Value Yields for XX-1 Sub-Accounts
Financial Statements
  Keyport Life Insurance Company
  Variable Account A

                                  [APPENDIX A

         THE FIXED ACCOUNT (ALSO KNOWN AS THE GUARANTEED RATE ACCOUNT)

                                 INTRODUCTION

This Appendix describes the Fixed Account option available under the Certificate.

Purchase payments allocated to the Fixed Account option become part of Keyport's general account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account options have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account an investment company under the Investment Company Act. Accordingly, neither the general account, the Fixed Account option, nor any interest therein, are subject to regulation under the 1933 Act or the Investment Company Act. Keyport understands that the Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.


         INVESTMENTS IN THE FIXED ACCOUNT AND CAPITAL PROTECTION PLUS

Purchase payments will be allocated to the Fixed Account in accordance with the selection made by the Certificate Owner in the application. Any selection must specify that percentage of the purchase payment that is to be allocated to each Guarantee Period of the Fixed Account. The percentage, if not zero, must be at least 10%. The Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport to accept telephone allocation instructions from the Certificate Owner. By authorizing Keyport to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix C and Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

Keyport currently offers Guarantee Periods of 1, [3, 5, and 7] years. Keyport may change at any time the number of Guarantee Periods it offers under newly-issued and in-force Certificates, as well as the length of those Guarantee Periods. If Keyport stops offering a particular Guarantee Period, existing Fixed Account Value in such Guarantee Period would not be affected until the end of the Period (at that time, a Period of the same length would not be a transfer option). Each Guarantee Period currently offered is available for initial and subsequent purchase payments and for transfers of Certificate Value.

[Keyport offers a Capital Protection Plus program that a Certificate Owner may request. Under this program, Keyport will allocate part of the purchase payment to the Guarantee Period selected by the Certificate Owner so that such part, based on that Guarantee Period's interest rate in effect on the date of allocation, will equal at the end of the Guarantee Period the total payment amount. The rest of the purchase payment will be allocated to the Sub-Account(s) of the Variable Account based on the Certificate Owner's allocation. If any part of the Fixed Account Value is surrendered or transferred before the end of the Guarantee Period, the Value at the end of that Period will not equal the original purchase payment amount.

For an example of Capital Protection Plus, assume Keyport receives a payment of $10,000 when the interest rate for the 7-year Guarantee Period is 6.75% per year. Keyport will allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Sub-Account(s) selected by the Certificate Owner.]


                              FIXED ACCOUNT VALUE

The Fixed Account Value at any time is equal to:

(a) all purchase payments allocated to the Fixed Account plus the interest subsequently earned on those payments; plus

(b) any Variable Account Value transferred to the Fixed Account plus the interest subsequently earned on the transferred value; less

(c) any prior partial withdrawals from the Fixed Account, including any charges therefor; less

(d)  any Fixed Account Value transferred to the Variable Account.


                               INTEREST CREDITS

Keyport will credit interest daily (based on an annual compound interest rate) to purchase payments allocated to the Fixed Account at rates declared by Keyport for Guarantee Periods of one or more years from the month and day of allocation. Any set by Keyport will be at least [3%] per year.

Keyport's method of crediting interest means that Fixed Account Value might be subject to different rates for each Guarantee Period the Certificate Owner has selected in the Fixed Account. For purposes of this section, Variable Account Value transferred to the Fixed Account and Fixed Account Value renewed for another Guarantee Period shall be treated as a purchase payment allocation.


                     TRANSFERS WHEN GUARANTEE PERIODS END

The total accumulated amount at the end of a Guarantee Period will be transferred to the new Guarantee Period(s) and/or Sub-Account(s) of the Variable Account that the Certificate Owner has selected by Written Request. If the Certificate Owner has not made a selection, Keyport will automatically transfer the total accumulated amount at the end of the Guarantee Period to the [XX-1 Sub-Account]. If the Guarantee Period selected exceeds the time remaining to the Income Date but does not exceed the time remaining to the latest Income Date allowable under the Certificate, the Income Date will automatically change to the latest allowable date, thereby allowing the selected Guarantee Period to go into effect. The Certificate Owner may not otherwise select a Guarantee Period that would end after the Income Date.

                       TRANSFERS OF FIXED ACCOUNT VALUE

The Certificate Owner may transfer Fixed Account Value from one Guarantee Period to another or to one or more Sub-Accounts of the Variable Account. If the Fixed Account Value represents multiple Guarantee Periods, the transfer request must specify from which values the transfer is to be made.

The Certificate allows Keyport to limit the number of transfers that can be made in a specified time period. Currently, Keyport is limiting Variable Account and Fixed Account transfers to generally [12] transfers per calendar year with a $[500,000] per transfer dollar limit. See "Transfer of Variable Account Value". These limitations will not apply to any transfer made at the end of a Guarantee Period. Certificate Owners will be notified, in advance, of a change in the limitation on the number of transfers.

Transfer requests must be by Written Request unless the Certificate Owner has authorized Keyport by Written Request to accept telephone transfer instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport from time to time. The current conditions and procedures are in Appendix C and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Keyport before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be executed at the close of business that day. Any requests received later will be executed at the close of the next business day.

The amount of the transfer will be deducted from the specified values in the manner stated in the next section below.

If 100% of a Guarantee Period's value is transferred and the current allocation for purchase payments includes that Guarantee Period, then the allocation formula for future purchase payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to the one-year Guarantee Period and 50% to Sub-Account A and all Fixed Account Value is transferred to Sub-Account A, the allocation formula will change to 100% to Sub-Account A.


 REDUCTIONS OF GUARANTEE PERIOD VALUES AFTER A TRANSFER OR PARTIAL WITHDRAWAL

As stated elsewhere in the prospectus, a transfer request must specify from which Guarantee Period's values the transfer is to be made and a partial withdrawal request may, at the Certificate Owner's option, similarly specify the Guarantee Period. The specified amount will be deducted from both the allocated purchase amount and its associated interest in the proportion that each bear to their total sum. For example, if $600 is to be deducted from a $800 payment that was allocated for a three-year Guarantee Period and the interest earned up to the date of transfer is $200 (for a total value of $1,000), $480 will be deducted from the payment allocation [($800/$1,000) x $600] and $120 will be deducted from the interest [($200/$1,000) x $600].

The $400 remaining after the transfer or withdrawal would thus represent $320 of payment allocation and $80 of interest.

If a partial withdrawal request does not specify any Guarantee Period, the ordering rule in "Partial Withdrawal and Surrender" may result in a certain amount of Fixed Account Value being automatically deducted. Any amount determined under that rule will be deducted from each Guarantee Period's values in the proportion that each bears to the total Fixed Account Value.
For example, if $500 is to be deducted from two Guarantee Periods' values of $4,000 and $1,000, $400 will be deducted from the first Guarantee Period's values [($4,000/$5,000) x $500] and $100 will be deducted from the second [($1,000/$5,000) x $500]. Each of these amounts (the $400 and the $100 in the example) will then be deducted from the allocated purchase amount and its associated interest in the manner stated in the preceding paragraph.

The above rules automatically determine the amount of the allocated purchase payment and its associated interest that still remains after any transfer or withdrawal. [The rules do not, however, determine in any way the amount of Contingent Deferred Distribution Charge that may be due since that Charge is based on different rules and different records.]


                         FIXED ANNUITY PAYMENT VALUES

The dollar amount of each fixed annuity payment will be determined by deducting any premium taxes not previously deducted and then dividing the remaining Fixed Account Value by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Certificate; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.]

                                  [APPENDIX B

                            TELEPHONE INSTRUCTIONS

                   TELEPHONE TRANSFERS OF CERTIFICATE VALUES

1. If there are joint Certificate Owners, both must authorize Keyport to accept telephone instructions but either Certificate Owner can give Keyport telephone instructions.

2. All callers will be required to identify themselves. Keyport reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Keyport's satisfaction.

3. Neither Keyport nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Keyport will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Keyport does not, Keyport may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Certificate Value to be lower than it would be had no instruction been executed.

4. All conversations will be recorded with disclosure at the time of the call.

5. The application for the Certificate may allow a Certificate Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability or incompetency of the Certificate Owner. Either Keyport or the authorized person may cease to honor the power by sending written notice to the Certificate Owner at the Certificate Owner's last known address. Neither Keyport nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until (a) Keyport receives the Certificate Owner's written revocation, (b) Keyport discontinues the privilege, or (c) Keyport receives written evidence that the Certificate Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. Telephone transfer instructions received by Keyport at 800-367-3653 before the close of trading on the New York Stock Exchange (currently 4:00 P.M. Eastern Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8.   Once instructions are accepted by Keyport, they may not be canceled.

9. All transfers must be made in accordance with the terms of the Certificate and current prospectus. If the transfer instructions are not in good order, Keyport will not execute the transfer and will notify the caller within 48 hours.

10. If 100% of any Sub-Account's value is transferred and the allocation formula for purchase payments includes that Sub-Account, then the allocation formula for future purchase payments will change accordingly unless Keyport receives telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless Keyport is instructed otherwise.


         TELEPHONE CHANGES TO PURCHASE PAYMENT ALLOCATION PERCENTAGES

                      Numbers 1-6 above are applicable.]

                                  [APPENDIX C

                             DOLLAR COST AVERAGING
                       CURRENT CONDITIONS AND PROCEDURES


1. If there are joint Certificate Owners, either Certificate Owner can give Keyport telephone transfer instructions.

2. All callers will be required to identify themselves. Keyport reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Keyport's satisfaction.

3. Neither Keyport nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Keyport will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Keyport does not, Keyport may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Certificate Value to be lower than it would be had no instruction been executed.
4. All conversations will be recorded with disclosure at the time of the call.

5. Telephone authorization shall continue in force until (a) Keyport receives the Certificate Owner's written revocation, (b) Keyport discontinues the privilege, or (c) Keyport receives written evidence that the Certificate Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

6. Telephone instructions must be received by Keyport at 800-367-3653 before the end (currently 5:00 P.M. Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer.

7. Once instructions are accepted by Keyport, they may not be canceled. New telephone instructions may be given on the following business day.

8. All instructions must be made in accordance with the terms of the Certificate and current prospectus. If the instructions are not in good order, Keyport will not execute them and will notify the caller within 48 hours.]

                                  PROSPECTUS

                                    [DATE]

                                Distributed by:

                       [Keyport Financial Services Corp.
                    125 High Street, Boston, MA 02110-2712]

                                  Issued by:
                        Keyport Life Insurance Company
                    125 High Street, Boston, MA 02110-2712
              Keyport Life Insurance Company's ultimate parent is
                       Liberty Mutual Insurance Company
               Service Hotline 800-367-3653 Keyline 800-367-3654
 Keyport Logo is a registered service mark of Keyport Life Insurance Company.


     Yes.I would like to receive the Keyport [NAME OF ANNUITY] Statement of
                            Additional Information.

     Yes.I would like to receive the [NAME OF FUND] Statement of Additional
                                 Information.

     Yes.I would like to receive the [NAME OF FUND] Statement of Additional
                                 Information.

Name

Address

City, State Zip

                              BUSINESS REPLY MAIL
                 FIRST CLASS MAIL  PERMIT NO. 6719  BOSTON, MA
                       POSTAGE WILL BE PAID BY ADDRESSEE

                           KEYPORT LIFE INSURANCE CO
                                125 HIGH STREET
                             BOSTON, MA 02110-9773

     NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES.

                                    PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                        GROUP FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT
                                   ISSUED BY
                               VARIABLE ACCOUNT A
                                       OF
                   KEYPORT LIFE INSURANCE COMPANY ("Keyport")




This Statement of Additional Information is not a prospectus but it relates to, and should be read in conjunction with, the variable annuity prospectus
dated              , 1996.  The prospectus is available, at no charge, by
writing Keyport at 125 High Street, Boston, MA 02110 or by calling (800) 437-
4466.


                       TABLE OF CONTENTS

                                                             Page

Keyport Life Insurance Company....................................
Variable Annuity Benefits.........................................
  Variable Annuity Payment Values.................................
  Re-Allocating Sub-Account Payments..............................
Principal Underwriter ............................................
Experts...........................................................
Investment Performance............................................
  Average Annual Total Return for a Contract that is
    Surrendered and for a Contract that Continues.................
  Change in Accumulation Unit Value...............................
  Yields for XX-1
Financial Statements..............................................
  Keyport Life Insurance Company..................................



The date of this statement of additional information is                 ,
1996.

                        KEYPORT LIFE INSURANCE COMPANY

     Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance and financial services institution, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, Liberty Financial Companies, Inc. and SteinRoe Services, Inc.


                           VARIABLE ANNUITY BENEFITS

VARIABLE ANNUITY PAYMENT VALUES

     For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-account payments; less [(b) the pro-rata amount of the annual Certificate Maintenance Charge.]

     The first payment for each Sub-Account will be determined by deducting [any applicable Certificate Maintenance Charge and] any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

     The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

     Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

     When Keyport first purchased the Eligible Fund shares of XXX TRUST AND YYY FUND on behalf of the Variable Account, Keyport valued each Annuity Unit for each Sub-Account at $10. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport calculates a net investment factor for each Sub-Account by dividing
(a) by (b), where:

          (a) is equal to the net investment factor as defined in the prospectus [without any deduction for the sales charge defined in
          (c)(ii) of the net investment factor formula]; and

          (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is [6]% per year. [An AIR of 3% per year is also currently available upon Written Request.]

     With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a [3]% AIR is selected instead of a [6]% AIR but, all other things being equal, the subsequent [3]% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0% between the time of the first and second payments. With an actual [9]% return, the [3]% AIR and [6]% AIR payments would both increase in amount but the [3]% AIR payment would increase by a larger percentage. With an actual [6]% return, the [3]% AIR payment would increase in amount while the [6]% AIR payment would stay the same. With an actual return of [3]%, the [3]% AIR payment would stay the same while the [6]% AIR payment would decrease in amount. Finally, with an actual return of 0%, the [3]% AIR and [6]% AIR payments would both decrease in amount but the [3]% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the [3]% AIR payment amount might become larger than the [6]% AIR payment amount. Note though that if Option 1 (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the [3]% AIR payment amount will start out being smaller than the [6]% AIR payment amount but eventually the [3]% AIR payment amount will become larger than the [6]% AIR payment amount.

RE-ALLOCATING SUB-ACCOUNT PAYMENTS

     The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments [1] time[s] every [six] months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least [10]% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.


                             PRINCIPAL UNDERWRITER

     The Contract, which is offered continuously, is distributed by [Keyport Financial Services Corp. ("KFSC"), a wholly-owned subsidiary of Keyport].


                                    EXPERTS

     The consolidated financial statements of Keyport as of December 31, 199[5] and 199[4] and for each of the years in the three-year period ended December 31, 199[5] included herein, have been included herein in reliance on the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon authority of said firm as experts in accounting and auditing. [Interim financial statements are unaudited.]


                            INVESTMENT PERFORMANCE

     The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from contract values.

     Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate.
Historical total returns are determined by Ibbotson Associates for: COMMON STOCKS, represented by the Standard and Poor's Composite Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); SMALL COMPANY STOCKS, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund

Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; LONG TERM CORPORATE BONDS, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity. LONG-TERM GOVERNMENT BONDS, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. TREASURY BILLS, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; INFLATION, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.


YIELDS FOR XX-1 SUB-ACCOUNT

Yield and effective yield percentages for the XX-1 Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Both yields reflect the deduction of the annual [1.25]% asset-based Certificate charges. [Both yields also reflect, on an allocated basis, the Certificate's annual $[36] Certificate Maintenance Charge.] Both yields do not reflect [Contingent Deferred Sales Charges and] premium tax charges. The yields would be lower if these charges were included. The following are the standardized formulas:

Yield equals:  (   A - B        )       365
               (   -----     - 1) x     ---
               (DIVIDED BY C    )    DIVIDED BY 7

Effective Yield Equals:    (   A - B    )TO THE (365/7) POWER
                           (   -----    )                       - 1
                           (DIVIDED BY C)

Where:

          A =  the Accumulation Unit value at the end of the 7-day period.

          B = [hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual XX-1 charge is equal to the $[36] Certificate charge multiplied by a fraction equal to the average number of Certificates with XX-1 Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one XX-1 Accumulation Unit during the 7-day period divided by the average Certificate Value in XX-1 Sub-Account during the 7-day period.]

          C =  the Accumulation Unit value at the beginning of the 7-day period.

     The yield formula assumes that the weekly net income generated by an investment in the XX-1 Sub-Account will continue over an entire year. The effective yield formula also annualizes seven days of net income but it assumes that the net income is reinvested over the year. This compounding effect causes effective yield to be higher than the yield.


                              FINANCIAL STATEMENT

     The Variable Account has not yet commenced operations and therefore no financial statements are included. The Financial Statements of Keyport are provided as relevant to its ability to meet its financial obligations under the Certificates.


                             FINANCIAL STATEMENTS
                        KEYPORT LIFE INSURANCE COMPANY

                          [To Be Filed by Amendment]

                                    PART C

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements:
          Included in Part B:
          Keyport Life Insurance Company:
           Consolidated Balance Sheets - December 31, 1994 and 1993* Consolidated Statements of Operations for the years ended
               December 31, 1994, 1993 and 1992*
           Consolidated Statements of Stockholder's Equity for the years ended
               December 31, 1994, 1993 and 1992*
           Notes to Consolidated Financial Statements*
           Unaudited balance sheet for the period ended September 30, 1995*

* To be filed by Amendment

     (b)  Exhibits:

          (1)  Resolution of the Board of Directors establishing Variable
               Account A

          (2)  Not applicable

          (3a) Principal Underwriter's Agreement

          (3b) Specimen Broker/Dealer's Agreement

          (4a) Form of Group Variable Annuity Contract of Keyport Life Insurance Company

          (4b) Form of Variable Annuity Certificate of Keyport Life Insurance Company

          (4c) Form of Tax-Sheltered Annuity Endorsement

          (4d) Form of Individual Retirement Annuity Endorsement

          (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

          (5a) Form of Application for a Group Variable Annuity Contract

          (5b) Form of Application for a Group Variable Annuity Certificate

          (6a) Articles of Incorporation of Keyport Life Insurance Company

          (6b) By-Laws of Keyport Life Insurance Company

          (7)  Not applicable

          (8)  Participation Agreements*

          (9)  Opinion and Consent of Counsel*

          (10) Consent of Independent Certified Public Accountants*

          (11) Not applicable

          (12) Not applicable

          (13) Schedule for Computations of Performance Quotations*

          (14) Financial Data Schedule*

          (15) Chart of Affiliations*

          (16) Powers of Attorney

*  To be filed by amendment

Item 25. Directors and Officers of the Depositor.

Name and Principal                           Positions and Offices
Business Address*                            with Depositor
-----------------                            ---------------------

Kenneth R. Leibler, President                Director and Chairman of the Board
Liberty Financial Companies Inc.
One Financial Center, 24th Floor
600 Atlantic Avenue
Boston, MA  02110

F. Remington Ballou                          Director
B. A. Ballou & Company, Inc.
800 Waterman Avenue
East Providence, RI 02914

Frederick Lippitt                            Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Erskine N. White, Jr.                        Director
E. N. White Management Corporation
56 Pine Street, Suite 3-A
Providence, RI 02903

John W. Rosensteel                           President, Chief Executive
                                             Officer and Director

John E. Arant, III                           Senior Vice President and Chief
                                             Sales Officer

Paul H. LeFevre, Jr.                         Senior Vice President and Chief
                                             Financial Officer

Francis E. Reinhart                          Senior Vice President and Chief
                                             Administrative Officer

Bruce J. Crozier                             Vice President and Chief Actuary

William L. Dixon                             Vice President, Compliance and
                                             Assistant Secretary

Jacob M. Herschler                           Vice President, Strategic Marketing

Kenneth M. Hughes                            Vice President, National Director
                                             of Bank Sales

James J. Klopper                             Vice President, Counsel and
                                             Assistant Secretary

Leslie J. Laputz                             Vice President, Information Systems

Suzanne E. Lyons                             Vice President, Human Resources

Stewart R. Morrison                          Vice President and Chief
                                             Investment Officer

Deborah A. Re                                Vice President, Administrative
                                             Operations

Lee R. Roberts                               Vice President, Planning and
                                             Corporate Affairs

Mark R. Tully                                Vice President, National Director
                                             of Traditional Sales

Jeffrey J. Whitehead                         Vice President, Treasurer and
                                             Controller

Peter E. Berkeley                            Assistant Vice President, Human
                                             Resource Development

John G. Bonvouloir                           Assistant Vice President &
                                             Assistant Treasurer

Judith A. Brookins                           Assistant Vice President, Sales
                                             Promotion

Clifford O. Calderwood                       Assistant Vice President, Network
                                             Systems

Paul R. Coady                                Assistant Vice President,
                                             Marketing Systems

Alan R. Downey                               Assistant Vice President

Gregory L. Lapsley                           Assistant Vice President,
                                             Administrative Services
                                             (Rhode Island Operations)

Jeffrey J. Lobo                              Assistant Vice President, Director
                                             of Quantitative Research

Scott E. Morin                               Assistant Vice President and
                                             Controller

Teresa M. Shumila                            Assistant Vice President,
                                             Administrative Operations

Ellen L. Wike
                                             Assistant Vice President, Systems
                                             Quality Assurance

Daniel Yin                                   Assistant Vice President,
                                             Investments

Frederick Lippitt                            Assistant
                                             Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

     The Depositor controls Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities, through 100% stock ownership. KFSC files separate financial statements.

     The Depositor controls Keyport Advisory Services Corp. (KASC), a Massachusetts corporation functioning as an investment adviser, through 100% stock ownership. KASC files separate financial statements.

     The Depositor controls Independence Life and Annuity Company
("Independence Life")(formerly Keyport America Life Insurance Company), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

     The chart for the affiliations of the Depositor is Exhibit 15.

Item 27. Number of Contract Owners.

     None

Item 28. Indemnification.

     Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     Keyport Financial Services Corp. is also principal underwriter of the SteinRoe Variable Investment Trust and Keyport Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts.

The directors and officers are:

Name and Principal                      Position and Offices
Business Address*                       with Underwriter
------------------                      --------------------

John W. Rosensteel                      President, Director and Chairman of
                                        the Board

Francis E. Reinhart                     Director and Vice President,
                                        Administration

Lee R. Roberts                          Director

John E. Arant, III                      Vice President, Chief Sales Officer

William L. Dixon                        Vice President, Compliance Officer

Rogelio P. Japlit                       Treasurer

James J. Klopper                        Clerk


*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts
     02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

     (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and State of Massachusetts, on this 9th day of February, 1996.


                                               Variable Account A
                                           ----------------------------
                                                  (Registrant)




                                        BY:  Keyport Life Insurance Company
                                            ----------------------------------
-
                                             (Depositor)


                                        BY:  /s/ John W. Rosensteel*
                                             -----------------------
                                              John W. Rosensteel
                                              President


* James J. Klopper has signed this document on the indicated date on behalf of Mr. Rosensteel pursuant to power of attorney duly executed by him and attached hereto as part of Exhibit 16.

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Kenneth R. Leibler*                                /s/John W. Rosensteel*
------------------------                                ----------------------
Kenneth R. Leibler                                     John W. Rosensteel
Director and Chairman of the Board                     President
                                                       (Principal Executive
                                                       Officer)


/s/ F. Remington Ballou*                               /s/Paul H. LeFevre, Jr.*
------------------------                               ------------------------
F. Remington Ballou                                    Paul H. LeFevre, Jr.
Director                                               Senior Vice President
                                                       (Chief Financial Officer)

/s/ Frederick Lippitt*
------------------------                               ------------------------
Frederick Lippitt
Director


/s/ Erskine N. White, Jr.*
------------------------                               ------------------------
Erskine N. White, Jr.
Director


/s/ John W. Rosensteel*
------------------------                               ------------------------
John W. Rosensteel
Director


*BY: /s/ James J. Klopper                              February 9, 1996
------------------------                               ----------------
James J. Klopper                                              Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and attached hereto as
     Exhibit 16.

                         EXHIBIT INDEX

ITEM                                                                      PAGE

(1)       Resolution of the Board of Directors establishing
          Variable Account A

(3a)      Principal Underwriter's Agreement

(3b)      Specimen Agreement between Principal Underwriter and Dealer

(4a)      Form of Group Variable Annuity Contract of Keyport Life
          Insurance Company

(4b)      Form of Variable Annuity Certificate of Keyport Life
          Insurance Company

(4c)      Form of Tax-Sheltered Annuity Endorsement

(4d)      Form of Individual Retirement Annuity Endorsement

(4e)      Form of Corporate/Keogh 401(a) Plan Endorsement

(5a)      Form of Application for a Group Variable Annuity Contract

(5b)      Form of Application for a Group Variable Annuity Certificate

(6a)      Articles of Incorporation of Keyport Life Insurance Company

(6b)      By-Laws of Keyport Life Insurance Company

(16)      Powers of Attorney